Law Offices of Joseph L. Pittera
2214 Torrance Boulevard
Suite 101
Torrance, California 90501
Telephone (310) 328-3588
Facsimile (310) 328-3063
E-mail: evlam2000@aol.com

March 11, 2009

Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Digital Yearbook, Inc.
       Form 8-K filed on December 11, 2008
       File No. 00052917

Dear Mr. Krikorian:

In response to your comment letter dated December 12, 2008 regarding Digital Yearbook, Inc.’s 8-K filing of December 11, 2008, we have made the following changes to the 8-K:

Item 4.02  Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

(1)  The Company’s June 30, 2008 unaudited financials should no longer be relied upon due to the financials not having been reviewed by the Company’s auditors, Moore & Associates Chartered.

On December 8, the Company received correspondence from its then auditor, Moore & Associates Chartered, notifying it that on August 8, 2008 the Company caused to be filed with the Securities and Exchange Commission Form 10Q for the period ending June 30, 2008, without having Moore & Associates Chartered review the financials contained in the 10Q for that period.  Moore & Associates Chartered requested that the Company file an amended 10Q for the Quarter ended June 30, 2008 by December 29, 2008.  The Company prepared new financials for the period ended June 30, 2008 which were filed on February 17, 2009 with Form 10-Q/A.

The Company has retained the services of Maddox Ungar Silberstein, PLLC located at 30600 Telegraph Road, Suite 2175, Bingham Farms, MI 48025 (“MUS”) as its new independent registered public accounting firm.  Prior to the filing of the Company’s amended 10Q for the period ended June 30, 2008, the Company officer did discuss with the Ronald N. Silberstein CPA, a principal of MUS, the matters disclosed in this Form 8-K. MUS did review the 10-Q/A and the new financial statements as of and for the period ended June 30, 2008 prior to the 10-Q/A being filed with the SEC.
 Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by us in our reports filed under the Securities Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.  Disclosure controls are also designed with the objective of ensuring that this information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Based upon their evaluation as of the end of the period covered by this report, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are not effective to ensure that information required to be included in our periodic SEC filings is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms.

Our board of directors was advised by Moore & Associates, Chartered, our independent registered public accounting firm, that during their performance of audit procedures for 2007 Moore & Associates, Chartered identified a material weakness as defined in Public Company Accounting Oversight Board Standard No. 2 in our internal control over financial reporting.  The Company has addressed the material weakness and is working to ensure that it is corrected.  The Company did discuss this issue with its MUS prior to MUS being retained.

(2) The Company’s September 30, 2008 unaudited financials should no longer be relied upon due to the financials not having been reviewed by the Company’s then auditor, Moore & Associates Chartered.

On December 8, the Company received correspondence from its then auditor, Moore & Associates Chartered, that on November 7, 2008 the Company caused to be filed with the Securities and Exchange Commission Form 10Q for the period ending September 30, 2008, without having Moore & Associates Chartered review the financials contained in the 10Q for that period.  Moore & Associates Chartered requested that the Company file an amended 10Q for the Quarter ended September 30, 2008 by December 29, 2008.  The Company prepared new financials for the period ended September 30, 2008 which were filed on February 17, 2009 with Form 10-Q/A.

The Company has retained the services of Ronald N. Silberstein, CPA of Maddox, Ungar, Silberstein, PLLC located at 30600 Telegraph Road, Suite 2175, Bingham Farms, MI 48025.  Prior to the filing of the Company’s amended 10Q for the period ended September 30, 2008, the Company officer did discuss with the Ronald N. Silberstein, CPA the matters disclosed in this Form 8-K. MUS did review the 10-Q/A and the new financial statements as of and for the period ended September 30, 2008 prior to the 10-Q/A being filed with the SEC.

Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by us in our reports filed under the Securities Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.  Disclosure controls are also designed with the objective of ensuring that this information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Based upon their evaluation as of the end of the period covered by this report, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are not effective to ensure that information required to be included in our periodic SEC filings is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms.

Our board of directors was advised by Moore & Associates, Chartered, our independent registered public accounting firm, that during their performance of audit procedures for 2007 Moore & Associates, Chartered identified a material weakness as defined in Public Company Accounting Oversight Board Standard No. 2 in our internal control over financial reporting.  The Company has addressed the material weakness and is working to ensure that it is corrected.  The Company did discuss this issue with its MUS prior to MUS being retained.

With respect to the comments themselves, we have addressed each and every comment specifically as follows:

Comment 1

We have amended the 8-K and have specifically mentioned that the financial statements for the quarters ended June 30, 2008 and September 30, 2008 filed with the original Forms 10-Q should no longer be relied upon.

Comment 2

We have requested our former auditor’s. Moore and Associates, Chartered provide the independent accountant’s letter. The letter is filed as an exhibit 16.1 in the amended 8-K filing

Comment 3

We have amended and re-filed the Form 10Q’s for the period June 30, 2008 and September 30, 2008.  These financial statements and the Forms 10-Q/A were reviewed by MUS and can be relied upon.

Comment 4

The Company’s authorized officer has met and conferred and discussed the information disclosed in the 8-K.

Comment 5

The Company’s authorized officer has disclosed that the disclosure controls and procedures were not effective and has amended both the June 30, 2008 and September 30, 2008 10Q’s to reflect this.

If you have any other questions or comments please do not hesitate to contact the undersigned.

Sincerely,

/S/ Joseph Pittera

Joseph Pittera